Contact

www.linkedin.com/in/benmjordan (LinkedIn)

Ben Jordan

Chief Executive Officer at ABV Technology
St Paul, Minnesota, United States

Experience

ABV Technology

7 years 10 months

Chief Executive Officer
April 2022 - Present (2 years 7 months)

Chief Technology Officer
January 2017 - March 2022 (5 years 3 months)

Sense Ai

CEO
January 2013 - December 2017 (5 years)

Education

Harvard University Graduate School of Arts and Sciences

Biology

University of Minnesota

Computer Science